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                                                                     Exhibit 4.4



                              ANALOG DEVICES, INC.
                           DEFERRED COMPENSATION PLAN

                                AMENDMENT NO. 3

                               November 5, 1997

     Section 5.6 of the Company's Deferred Compensation Plan is amended to read in its entirety as follows:

          "5.6   The Plan may accept the transfer of amounts or assets deferred by a Participant under any other deferral arrangement provided by the Company, including without limitation, any shares of Company Common Stock which, but for such deferral, (i) would be issued to the Participant upon exercise of stock options granted by the Company or (ii) be vested and nonforfeitable in the case of restricted stock issued to the Participant. In the case of amounts deferred in the form of units of Company Common Stock pursuant to a stock option exercise, where shares of Company Common Stock have been issued to a trust established by the Company to provide a source of funds to assist it in meeting its obligations under the Plan, a change in the investment measurement medium from units of Company Common Stock to another form of investment measurement medium shall not be effective until such stock has been disposed of by such trust. Notwithstanding the preceding provisions of this Article V, any amounts deferred in the form of units of Company Common Stock shall be accounted for on a share by share basis until a change in the investment measurement medium is made pursuant to Section 5.5, above, and no change in the investment medium may be made with respect to amounts deferred in the form of units of Company Common Stock arising out of stock options or restricted stock granted or issued by the Company after July 23, 1997."